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                                                                    Exhibit 12.1


                        SPX CORPORATION AND SUBSIDIARIES
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratio of earnings to fixed charges for SPX for the years ended December 31, 1996, 1997, 1998, 1999, and 2000 and for the nine months ended September 30, 2000 and September 30, 2001. All dollar amounts presented in this exhibit are stated in millions, except ratios.

                                                                      Year ended December 31
                                              -----------------------------------------------------------------------
                                               1996 (5)       1997 (6)       1998 (7)        1999 (8)        2000 (9)
                                              -------        -------        -------         -------         -------
Ratio of earnings to fixed charges (1)(2)         5.7            7.7           (0.3)            1.8             3.0

Earnings:
Pretax income from continuing operations      $ 133.4        $ 131.0        $ (41.7)        $ 107.5         $ 198.3
Fixed Charges                                    28.3           19.6           51.0           126.0           101.8
JV Earnings, net of distributions                  --             --          (24.7)           (3.2)            0.3
                                              -------        -------        -------         -------         -------
Total Earnings                                $ 161.7        $ 150.6        $ (15.4)        $ 230.3         $ 300.4

Fixed Charges:
Interest (3)                                  $  21.5        $  13.2        $  45.1         $ 117.6         $  95.0
Rent expense interest factor (4)                  6.8            6.4            5.9             8.4             6.8
                                              -------        -------        -------         -------         -------
Total fixed charges                           $  28.3        $  19.6        $  51.0         $ 126.0         $ 101.8

                                                   Nine months ended
                                                     September 30,
                                              ----------------------------
                                               2000 (10)        2001 (11)
                                              -------          -------
Ratio of earnings to fixed charges (1)(2)         4.3              2.9

Earnings:
Pretax income from continuing operations      $ 252.6          $ 192.6
Fixed Charges                                    75.7             99.1
JV Earnings, net of distributions                (0.8)            (0.3)
                                              -------          -------
Total Earnings                                $ 327.5          $ 291.4

Fixed Charges:
Interest (3)                                  $  70.6          $  94.6
Rent expense interest factor (4)                  5.1              4.5
                                              -------          -------
Total fixed charges                           $  75.7          $  99.1

(1) For the purpose of determining the ratio of earnings to fixed charges, earnings consists of income from continuing operations and fixed charges.

(2) On October 6, 1998 (the "Merger Date"), General Signal Corporation ("GSX") was merged into a subsidiary of SPX Corporation (the "Merger"). The Merger was accounted for as a reverse acquisition whereby GSX was treated as the acquirer and SPX as the target.

(3) Interest expense consists of net interest expense on indebtedness and amortization of deferred financing expenses.

(4) One-third of net rental expense is deemed representative of the interest factor.

         EARNINGS FOR YEARS ENDED DECEMBER 31, 1996, 1997, 1998, 1999 AND 2000 AND THE NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 2001 INCLUDE THE FOLLOWING SPECIAL CHARGES AND OTHER UNUSUAL ITEMS:

(5) In 1996, we negotiated a royalty settlement related to a previously divested semiconductor business and received and recorded $4.0 of royalty income. We also recorded charges of $20.0 for asset write-downs, lease termination costs, severance, warranty repairs and environmental matters.

(6) We recorded other charges of $17.9 in 1997. We also recorded a $63.7 pre-tax gain on the sale of General Signal Power Group and a $9.0 pre-tax gain on the sale of an equity interest.

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(7)      In 1998, earnings were not sufficient to cover fixed charges by approximately $42.0. We recorded special charges of $101.7 and other charges of $108.2 in 1998.

(8) We recorded special charges of $38.4 in 1999 for merger and restructuring initiatives. We also recorded a $23.8 pre-tax gain on the divestiture of Best Power, a $29.0 pre-tax gain on the divestiture of Dual-Lite and an investment in a Japanese joint venture, and a $13.9 pre-tax gain on the sale of marketable securities.

(9) We recorded special charges of $103.2 in 2000. These charges are primarily associated with workforce reductions, asset impairments, product rationalizations, and other restructuring actions to consolidate manufacturing and sales facilities. $12.3 of the charge was recorded in cost of products sold. Additionally, our subsidiary Inrange Technologies, issued 8,855,000 shares of its class B common stock for cash in an initial public offering. Accordingly, we recorded a $98.0 pre-tax gain. We also recorded a $23.2 pre-tax gain on the settlement of a patent infringement suit against American Power Conversion Corporation in 2000.

(10) For the nine months ended September 30, 2000, we recorded special charges of $97.8 ($12.3 is included in cost of products sold). These charges are primarily associated with work force reductions, asset impairments, product rationalizations, and other restructuring actions to consolidate manufacturing and sales facilities. Additionally, we recorded a $23.2 pre-tax gain on the settlement of a patent infringement suit against American Power Conversion Corporation as well as a $98.0 pre-tax gain on the public issuance of stock in our Inrange subsidiary.

(11) For the nine months ended September 30, 2001 we recorded special charges of $61.4 ($13.5 is included in cost of products sold). These charges related primarily to work force reductions, asset write-downs, and other cash costs associated with plant consolidation, exiting certain product lines, and other restructuring actions. This charge also consisted of amounts of $4.1 and $14.9 primarily related to the abandonment of an internet-based software system and the costs associated with the announced move of our corporate headquarters. We recorded an $11.8 pre-tax loss associated with the divestiture of substantially all of the assets and liabilities of our GS Electric business.